---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    NOVEMBER 30, 1999|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              Amendment No. 1


                         HARBOR GLOBAL COMPANY LTD.
        ------------------------------------------------------------
                              (Name of Issuer)


                      COMMON SHARES $0.0025 PAR VALUE
        ------------------------------------------------------------
                      (Title of Class and Securities)


                                64285W 10 0
        ------------------------------------------------------------
                               (CUSIP Number)


                             John F. Cogan, Jr.
               c/o Pioneer Investment Management U.S.A. Inc.
                              60 State Street
                              Boston, MA 02109
                           Telephone: 617-7427825
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             November 30, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

     CUSIP No.  64285W 10 0
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS

               John F. Cogan, Jr.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Not Applicable
     ------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

               PF
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     697,631
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       98,868
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       697,631
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                           98,868
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            796,499

     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    14%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
             Individual (IN)
     -------------------------------------------------------------------



This Statement amends and supplements the Statement on Schedule 13D originally filed by Mr. John F. Cogan Jr. on November 3, 2000, with respect to his ownership of Common Shares of Harbor Global Company Ltd., par vale $
0.0025 the "Common Shares").


Item 3  Source and Amount of Funds or Other Consideration

        Item 3 is hereby amended as follows:

        Between November 15, 2000 and December 4, 2000 Mr. Cogan purchased an aggregate of 63,000 Common Shares for the total consideration of $ 276,992.90. Mr. Cogan used his own personal funds for such purchases.

Item 5  Interest in Securities of the Issuer

        Item 5 is hereby amended as follows:

        Mr. Cogan beneficially owns 796,499 Common Shares, which represent 14% of the outstanding Common Shares(based on the number of Common Shares outstanding on December 8, 2000).

        Mr. Cogan has sole power to vote and dispose of 697,631 Common
Shares.

        On October 24, 2000 Mr. Cogan acquired, pursuant to a dividend distribution of the Common Shares by The Pioneer Group, Inc. to its shareholders 733,499 Common Shares.

        Between November 15, 2000 and December 4,2000 Mr. Cogan acquired an additional 63,000 Common Shares.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 8, 2000                            /s/ John F. Cogan, Jr.
                                                   ----------------------
                                                   John F. Cogan, Jr.